United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

October 24, 2022

Date of Report (Date of earliest event reported)

Yotta Acquisition Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41357	86-3374167
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1185 Avenue of the Americas, Suite 301 New York, NY 10036	10036
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 612-1400

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and one Redeemable Warrant and one Right	YOTAU	The Nasdaq Stock Market LLC
Common Stock, par value $0.0001 per share	YOTA	The Nasdaq Stock Market LLC
Redeemable Warrants, each warrant exercisable for one share of Common Stock at an exercise price of $11.50 per whole share	YOTAW	The Nasdaq Stock Market LLC
One Right to receive 1/10th of one share of Common Stock	YOTAR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

The Merger Agreement

On October 24, 2022, Yotta Acquisition Corporation (the “Registrant” or the “Parent”) entered into a Merger Agreement (the “Agreement”) by and among NaturalShrimp Incorporated, a Nevada corporation (the “Company”), the Registrant, and Yotta Merger Sub, Inc., a Nevada corporation (“Merger Sub”) and wholly-owned subsidiary of the Registrant, pursuant to which Merger Sub will merge with and into the Company (the “Merger”) with the Company as the surviving corporation of the Merger and becoming a wholly-owned subsidiary of Parent. In connection with the Merger, the Parent will change its name to “NaturalShrimp, Incorporated” or such other name designated by the Company by notice to Parent. The Board of Directors of the Registrant (the “Board”) has unanimously (i) approved and declared advisable the Agreement, the Merger and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Agreement and related matters by the stockholders of the Registrant. A copy of the Agreement is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

Company Securities

Merger Consideration. At the closing of the Merger, the Parent will issue 17.5 million shares of its common stock, par value $0.0001 per share (the “Parent Common Stock”) to the former security holders of the Company, as further described in the Agreement.

Earnout. Following the closing of the Merger, the former securityholders of the Company will be entitled to receive up to 10,000,000 additional shares of Parent Common Stock if, following the closing of the Merger, the Company meets or exceeds either of two annual revenue thresholds for each of the fiscal years ending on March 31, 2024 and March 31, 2025 After the Closing of the Merger, if the Company meets or exceeds $15,000,000 in revenue (per its audited financial statements) for the fiscal year ending March 31, 2024, then Parent will issue 5,000,000 shares of Parent Common Stock to the former securityholders of the Company. If the Company meets or exceeds $30,000,000 in revenue (per its audited financial statements) for the fiscal year ending March 31, 2025, then Parent will issue 5,000,000 shares of Parent Common Stock to the former securityholders of the Company.

Representations and Warranties

The Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (i) entity organization, good standing and qualification, (ii) capital structure, (iii) authorization to enter into the Agreement, (iv) compliance with laws and permits, (v) taxes, (vi) financial statements and internal control over financial reporting, (vii) real and personal property, (viii) material contracts, (ix) environmental matters, (x) absence of changes, (xi) employee matters, (xii) litigation, and (xiii) brokers and finders.

Covenants

The Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Merger and efforts to satisfy conditions to consummation of the Merger. The Agreement also contains additional covenants of the parties, including, among others, covenants providing for the Registrant and the Company to use reasonable best efforts to cooperate in the preparation of the Registration Statement and Proxy Statement (as each such term is defined in the Agreement) required to be filed in connection with the Merger and to obtain all requisite approvals of their respective stockholders including, in the case of the Registrant, approvals of the restated certificate of incorporation, the post-closing board of directors and the share issuance under Nasdaq rules. The Registrant has also agreed to include in the Proxy Statement the recommendation of its board that stockholders approve all of the proposals to be presented at the special meeting.

Exclusivity

Each of the Registrant and the Company has agreed that from the date of the Agreement to the earlier of the closing of the Merger and the termination of the Agreement, neither the Company nor the Parent will: (i) encourage, solicit, initiate, engage or participate in negotiations with any party concerning any alternative transaction, (ii) take any other action intended or designed to facilitate the efforts of any person relating to a possible alternative transaction or (iii) approve, recommend or enter into any alternative transaction or any contract or agreement related to any alternative transaction.

Conditions to Closing

The consummation of the Merger is conditioned upon customary closing conditions including: (i) no authority having enacted, issued, promulgated, enforced or entered any law or order which is then in effect that makes the transactions contemplated by the Agreement illegal or otherwise prohibits consummation of such transactions; (ii) no legal action having been commenced or asserted in writing (and not orally) by any authority to enjoin or otherwise materially restrict the consummation of the Closing; (iii) the approval of the Agreement by the requisite vote of the stockholders of the Company; (iv) each of the Required Parent Proposals (as defined in the Agreement) having been approved at Parent’s stockholder meeting; (v) Parent’s initial listing application filed with Nasdaq in connection with the Merger having been approved; (vi) the Form S-4 filed by the Registrant relating to the Merger Agreement and the Merger will have been declared effective and no stop order suspending the effectiveness of the Form S-4 will have been issued by the Securities and Exchange Commission (“SEC”) that remains in effect and no proceeding seeking such a stop order will have been initiated by the SEC and not withdrawn; (vii) each party having performed or complied with the provisions of the Agreement applicable to it, subject to agreed upon standards; (viii) the truth and accuracy of each party’s representations and warranties included in the Agreement, subject to agreed-upon standards; (ix) the absence of any material adverse effect with respect to a party to the Agreement; (x) the receipt of a certificate, dated as of the Closing, signed by the respective Chief Executive Officer certifying the compliance with various closing conditions; (xi) the execution by the relevant party or parties of all ancillary documents; (xii) the Company will have delivered to Parent a duly executed certificate conforming to the requirements of Sections 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i) of the United States Treasury regulations, and a notice to be delivered to the United States Internal Revenue Service as required under Section 1.897-2(h)(2) of the United States Treasury regulations, each dated no more than 30 days prior to the Closing Date and in form and substance reasonable acceptable to Parent; (xiii) no more than 5% of the issued and outstanding shares of Company Capital Stock having exercised dissenters’ rights of appraisal; (xiv) the Company having provided each Company Consent set forth on Schedule 4.8 of the Agreement; (xv) the Company having delivered to Parent the financial statements required to be included in the Parent’s SEC Documents; (xvi) each Company Securityholder listed on Schedule 7.4(a) of the Agreement will have entered into a Company Lock-Up Agreement with respect to such Company Securityholder’s Merger Consideration Shares (as defined in the Agreement); (xvii) the Company having entered into agreements or obtained the written consent of the holders of the Company Warrants and shares of Company Preferred Stock outstanding immediately prior to the time at which the Merger becomes effective (the “Effective Time”), or the holders of all such Company Warrants and shares of Company Preferred Stock will be obligated to comply with the terms of such an agreement or consent, in accordance with Section 7.5(a), Section 7.5(b), or Section 7.5(c) of the Agreement; (xviii) the Convertible Note having been amended to eliminate its conversion provisions or the holder thereof will have irrevocably waived its ability to convert the Redemption Amount (as defined in the Convertible Note) into shares of Company Common Stock, with the effectiveness of such amendment or waiver contingent on and effective as of the Effective Time; (xix) any regulatory approvals of the Merger required by FINRA having been obtained; (xx) the Amended Parent Charter will have been filed with the Delaware Secretary of State and become effective; (xxi) the Company will have received a certificate, dated as of the Closing Date, from the Secretary of each of Parent and Merger Sub certifying certain matters; (xxii) Parent will have received a certificate from the Company’s Secretary, dated as of the Closing Date certifying to certain matters; (xxiii) each of Parent, Sponsor or other stockholder of Parent, as applicable, will have executed and delivered to the Company a copy of each Additional Agreement to which Parent, Sponsor or such other stockholder of Parent, as applicable, is a party; (xxiv) the receipt by the Company of the resignations of the Registrant’s directors; and (xxv) the post-Effective Time Parent Board of Directors and Company Board of Directors being in compliance with the size and composition requirements of the Agreement.

Termination

The Agreement may be terminated at any time prior to the Closing as follows: (i) by the Parent or the Company, in the event that (a) the Closing of the transactions has not occurred by July 22, 2023 or, if an Additional Extension Period (as defined in the Agreement) has been approved, then by the expiration of the Additional Extension Period (such date, the “Outside Closing Date”); (ii) if any authority has issued an order or enacted a law, having the effect of making the transactions contemplated by the Agreement illegal or otherwise permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Agreement, which order or law is final and non-appealable; provided that, the actions of the party seeking to terminate was not a substantial cause of, or substantially resulted in, such action by such authority; (iii) by mutual written consent of the parties; (iv) by either the Parent or the Company if the other has breached any representation, warranty, agreement or covenant contained in the Agreement such that the conditions to Closing cannot be satisfied and such breach cannot be cured by the earlier of 30 days following receipt of written notice of such breach and the Outside Closing Date; and (v) by the Registrant, if: (a) at any time after the Company Stockholder Written Consent Deadline (as defined in the Agreement) the Company has not received the Company Stockholder Approval; or (b) the Company has failed to comply with its covenants under Section 7.5 of the Agreement in the time period set forth in Section 7.5.

Breakup Fee

In the event the Registrant or the Company validly terminates the Agreement because of a default by the other, a breakup fee of $3.0 million will be due to the terminating party.

Certain Related Agreements

Parent Support Agreement

Concurrent with the execution of the Agreement, Yotta Investment LLC (the “Sponsor”) entered into a Parent Stockholder Support Agreement with the Company and the Registrant in which the Sponsor agreed to (i) not transfer any shares or redeem any shares of Parent Common Stock held by it unless the buyer, assignee, or transferee thereof executes a joinder agreement to the Parent Stockholder Support Agreement and (ii) to vote in favor of the adoption of the Agreement and the other proposals to be presented at the special meeting of stockholders at which the Agreement and related proposals are considered. A copy of the Parent Stockholder Support Agreement is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Company Support Agreement

Concurrent with the execution of the Agreement, certain stockholders of the Company entered into a Company Stockholder Support Agreement with the Registrant and the Company in which each such stockholder agreed to vote their shares of Company Capital Stock in favor of the Agreement and the transactions contemplated thereby. Stockholders also agreed to: (i) waive any rights of appraisal, dissenter’s rights, and any similar rights under applicable law and not to sell or otherwise transfer any of their shares of Company Capital Stock unless the buyer, assignee, or transferee thereof executes a joinder agreement to the Company Stockholder Support Agreement; and (ii) convert any shares of Company preferred stock owned by them into Company Common Stock prior to the Merger. A copy of the Company Stockholder Support Agreement is filed as Exhibit 10.2 hereto and is incorporated herein by reference.

Sponsor Lock-up Agreement

The Agreement provides that the Registrant, the Company and the Sponsor will enter into a sponsor lock-up agreement (the “Sponsor Lock-Up Agreement”), pursuant to which the Sponsor will not (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Parent Common Stock held by them at the Effective Time (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Parent Common Stock as of the Effective Time, the “Sponsor Lock-Up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Sponsor Lock-up Shares, (iv) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or (v) engage in any short sales with respect to any security of the Parent, until the date that is six months after the date on which the Effective Time occurs. A copy of the Sponsor Lock-Up Agreement is filed as Exhibit 10.3 hereto and is incorporated herein by reference.

Company Lock-up Agreement

The Agreement provides that the Registrant, the Company and certain Company stockholders will enter into a lock-up agreement (the “Company Lock-Up Agreement”), pursuant to which such Company stockholders will agree, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Parent Common Stock they receive in the Merger (the “Company Lock-Up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Company Lock-Up Shares, (iv) publicly disclose the intention to effect any transaction specified in clause (i) or (iii), or (v) engage in any short sales with respect to any security of Parent, until the date that is six months after the date on which the Effective Time occurs. A copy of the Company Lock-Up Agreement is filed as Exhibit 10.4 hereto and is incorporated herein by reference.

The Agreement and other agreements described above have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about the Registrant or the Company or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Agreement are not necessarily characterizations of the actual state of facts about the Registrant, the Company or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that the Registrant makes publicly available in reports, statements and other documents filed with the SEC. The Registrant’s and the Company’s investors and securityholders are not third-party beneficiaries under the Agreement.

Item 7.01 Regulation FD Disclosure.

On October 25, 2022, the Registrant and the Company issued a joint press release announcing the execution of the Agreement. A copy of the press release is furnished hereto as Exhibit 99.1.

The information in this Item 7.01 and Exhibit 99.1, attached hereto will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor will it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between the Registrant and the Company. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Registrant intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of the Registrant, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all of the Registrant’s stockholders. The Registrant also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Registrant are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Once available, stockholders will also be able to obtain a copy of the Form S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Yotta Acquisition Corporation, Attn: Hui Chen. Investors and security holders will also be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Registrant through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

The Parent and its directors and executive officers may be deemed participants in the solicitation of proxies from Parent’s stockholders with respect to the business combination. Information about Parent’s directors and executive officers and a description of their interests in Parent will be included in the proxy statement/prospectus for the proposed transaction and be available at the SEC’s website (www.sec.gov). Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed transaction when available.

The Company and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Parent in connection with the proposed business combination. Information about The Company’s directors and executive officers and information regarding their interests in the proposed transaction will be included in the proxy statement/prospectus for the proposed transaction.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
2.1	Merger Agreement, dated October 24, 2022 by and among Yotta Acquisition Corporation, NaturalShrimp, Inc., and Yotta Merger Sub, Inc.

10.1	Parent Stockholder Support Agreement

10.2	Company Stockholder Support Agreement

10.3	Company Lock-Up Agreement

10.4	Sponsor Lock-Up Agreement

99.1	Press Release dated October 25, 2022

104	Cover page interactive data file (inbeddded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 25, 2022

YOTTA ACQUISITION CORPORATION

By:	/s/ Hui Chen
Name:	Hui Chen
Title:	Chief Executive Officer